(Check One)	UNITED STATES	OMB APPROVAL
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
☐ Form 20-F	Washington, D.C. 20549	Expires: March 31, 2006
☐ Form 11-K		Estimated average burden hours
☐ Form 10-Q	FORM 12b-25	per response ………….……2.50
☐ Form N-SAR		SEC FILE NUMBER
☐ Form N-CSR	NOTIFICATION OF LATE FILING	CUSIP NUMBER

For Period Ended January 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing For. Please Print or Type.

Nothing in this for shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

REMEC INC.

Full Name of Registrant

Former Name if Applicable

3790 VIA DE LA VALLE, SUITE 311

Address of Principal Executive Office (Street and Number)

DEL MAR, CA 92014

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR
☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant has been working diligently to prepare its consolidated financial statements and annual report on Form 10-K for the fiscal year ended January 31, 2006 and such financial statements and annual report are substantially complete. However, Registrant’s management needs additional time to complete and review the consolidated financial statements and annual report on Form 10-K for the year ended January 31, 2006. The Registrant expects to file its annual report on Form 10-K for the year ended January 31, 2006 on or before May 1, 2006.

SEC 1344 (07-03)

PART IV – Other Information

Attachment to Section (3)

During fiscal year 2006, the Company divested all of its business units. Accordingly, the results of operations of these business units will be classified as discontinued operations in all prior periods presented.

Net loss from continuing operations for prior years will change as follows:

	2005	2004
As reported	$(90,202)	$(38,144)
As presented in 2006 Form 10-K	$—	$—

Net loss from discontinued operations for prior years will change as follows:

	2005	2004
As reported	$(579)	$(11,264)
As presented in 2006 Form 10-K	$(90,781)	$(49,408)

(1)	Name and telephone number of person to contact in regard to this notification

David F. Wilkinson (CFO) (Name)	858 (Area Code)	847-0380 (Telephone Number)

(2)	Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period for the last registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REMEC Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2006	By:	/s/ David F. Wilkinson
	Title	David F. Wilkinson
Chief Financial Office

INSTRUCTION: The form may be signed by an officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b025) of the General Rules and Regulations under the Securities

Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments hereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on FORM 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

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